Kyivstar Group Ltd. Announces 2026 Annual General Meeting of Shareholders Kyiv, Ukraine and New York, April 13, 2026 – Kyivstar Group Ltd. (the "Company" or "Kyivstar"), the parent company of JSC Kyivstar , Ukraine's leading digital operator, today announced that its Board of Directors (the "Board") has set the date for the Company's 2026 Annual General Meeting of Shareholders (the "AGM") for May 12, 2026 at 12.00 Gulf Standard Time via video conference. The record date for the AGM has been set for April 13, 2026. The Board and its Nomination Committee have recommended Kyivstar’s 10 current board members for re-election at the AGM. The recommended nominees are Serdar Çetin, Betsy Z. Cohen, Augie K Fabela II, Sir Brandon Lewis, Burak Ozer, Duncan Perry, the 70th U.S. Secretary of State Michael R. Pompeo, Dmytro Shymkiv, Michiel Soeting, and the Chairman of the Board Kaan Terzioğlu. Commenting on the slate of director nominees, Chairman of the Board Kaan Terzioğlu stated: “Kyivstar delivered a strong performance in 2025, validating our strategy and supporting Board continuity. Our NASDAQ listing underscored the strength of our Ukrainian business. Digital revenues grew more than sixfold year-on-year to 15.7% of Q4 revenue, while our SpaceX partnership is advancing next-generation connectivity. These results reflect disciplined execution and position us for continued value creation.” In addition to the election of Board members, the AGM agenda includes the appointment of UHY LLP as the Company's auditor for the financial period ended December 31, 2026 and authorizing the Board to fix the auditor's remuneration for such period, as well as the receipt by shareholders of the report of the Company's auditor and the audited financial statements of the Company for the financial year ended December 31, 2025. The AGM will also include a proposed amendment to the Company's Bye-laws. The Company has proposed an amendment to Bye-law 56.3 in order to streamline the remuneration determination process by placing authority directly with the Remuneration Committee. Further details on the Company's AGM, including information on the appointment of UHY LLP, the proposed Bye-law amendment, summary biographies on the slate of director nominees seeking election to the Board, voting and procedural matters, will be made available through an official notice distributed by KGL to its registered shareholders of record during the week of April 13, 2026. Shareholders are encouraged to submit their voting instructions by May 7, 2026.

Following the AGM, the newly elected Board will hold its inaugural meeting on May 12, 2026. About Kyivstar Group Ltd. Kyivstar Group Ltd. (“Kyivstar”) is a Nasdaq-listed holding company that operates JSC Kyivstar, Ukraine’s leading digital operator and the first Ukrainian company to list on a U.S. stock exchange. Kyivstar’s companies provide a broad range of connectivity and digital services, including mobile and fixed-line voice and data, ride-hailing, e-health, digital TV, and enterprise solutions such as Big Data, cloud, and cybersecurity. For more information, please visit https://investors.kyivstar.ua. Nasdaq tickers: KYIV; KYIVW About JSC Kyivstar JSC Kyivstar is Ukraine’s leading digital operator, serving more than 22.4 million mobile customers and over 1.2 million home internet fixed line customers as of December 31, 2025. The company provides services using a wide range of mobile and fixed technologies, including 4G, Big Data, cloud solutions, cybersecurity services, digital TV, and more. JSC JSC Kyivstar is wholly owned by Kyivstar Group Ltd. (Nasdaq: KYIV; KYIVW), whose shares traded on the U.S. stock exchange Nasdaq. The company contributes to overcoming the challenges of wartime and, over the past three years, has allocated over UAH 4.4 billion to support the Defense Forces, its subscribers, and the implementation of social projects. JSC Kyivstar has operated in Ukraine for 28 years and is recognized as the largest taxpayer in the digital communications market, a top employer, and a socially responsible company. Additional information: pr@kyivstar.net, www.kyivstar.ua. Disclaimer This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to, among other things, Kyivstar Group’s strategic ambitions. There are numerous risks and uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating to Kyivstar Group’s strategic ambitions, among others discussed in the section entitled “Risk Factors” included in Kyivstar Group’s annual report on Form 20-F with the U.S. Securities and exchange Commission (“SEC”) on March 16, 2026, as amended and supplemented from time to time, and in any other subsequent filings with the SEC by Kyivstar Group. The forward-looking statements contained herein speak only as of the date of this release and Kyivstar disclaims any obligation to update them, except as required by applicable laws. Contact information Kyivstar Group Ltd Investor Relations ir@kyivstargroup.com